Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

July 22, 2020

[VIA EDGAR]

Mr. Mark Cowan, Esq.

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Life Insurance Company
Separate Account VA B
Form N-4 Registration Statement (File No. 333-233836)

Mr. Cowan:

This letter responds to comments that you provided via phone call on July 16, 2020, with respect to the above-referenced filing for Separate Account VA B of Transamerica Life Insurance Company (“TLIC”) relating to the Transamerica B-Share Variable Annuity.

For your convenience, I have restated those comments below, and followed each comment with our response.

Unless otherwise indicated, all capitalized terms used herein have the same meaning as defined in the applicable documents.

Prospectus Supplement

1.	Add standard language that was sent over in email on July 16, 2020.

Response: Disclosure has been revised. Please see attached.

2.

In the paragraph where you are adding the new approach for the Rate Sheet Prospectus Supplement, please language similar to: “The rider fee percentages set forth in a Rate Sheet Prospectus Supplement may not be superseded or changed until a new Rate Sheet Prospectus Supplement is filed at least 10 business days prior to the effective date of the new Rate Sheet Prospectus Supplement.”

Response: Disclosure has been revised. Please see attached.

3.	Please add page numbers to the sections of the Prospectus referenced throughout the Supplement.

Response: Disclosure has been revised. Please see attached.

4.	“Growth Duration” (in the Rate Sheet Prospectus Supplement) is a new term. Add an explanation of what “Growth Duration” is in the Prospectus Supplement.

Response: Disclosure has been revised. Please see attached.

Mark Cowan, Esq.

U.S. Securities and Exchange Commission

July 22, 2020

5.	Please add disclosure to the Prospectus that all superseded Rate Sheet Prospectus Supplements can be found in an appendix to the SAI when appropriate.

Response: Disclosure will be added to the Prospectus when appropriate.

6.	The disclosure in the rider Fee sections of the Supplement is duplicative of the disclosure in the Rate Sheet Prospectus Supplement sections of the Supplement.

Response: The Fee disclosure for each of the riders is not in close proximity to the Rate Sheet Prospectus Supplement disclosure in the Prospectus. We feel is it important to reiterate the good order requirements for applicability of the rider fees disclosed in the Rate Sheet Prospectus Supplement. We have respectfully maintained the existing disclosure, clarified with page number references.

Rate Sheet Prospectus Supplement

7.

Add the same language as requested for the Prospectus Supplement:: “The rider fee percentages set forth in a Rate Sheet Prospectus Supplement may not be superseded or changed until a new Rate Sheet Prospectus Supplement is filed at least 10 business days prior to the effective date of the new Rate Sheet Prospectus Supplement.”

Response: Disclosure has been revised. Please see attached.

If you have any questions regarding these responses, please contact Brian Stallworth at 720-488-7884 or Becky Reddick at 319-355-2747. I appreciate your assistance with this filing.

Sincerely,

/s/Brian Stallworth

Brian Stallworth

Senior Counsel